AMERICAN GENERAL LIFE INSURANCE COMPANY

                                RIDER PROVIDING
                          WAIVER OF SURRENDER CHARGES
              DUE TO TERMINAL ILLNESS, CONFINEMENT IN A HOSPITAL
                          OR IN-PATIENT NURSING HOME,
                    OR DUE TO CATASTROPHIC MEDICAL EXPENSES

This rider has been added to and made a part of the Contract to which it is attached.

The following provisions are hereby added to the Contract.

Surrender Charge Exception Due to Terminal Illness.

After the first Contract Year, a Surrender Charge will not apply to partial or total surrenders if we receive satisfactory evidence that the Annuitant or Owner is terminally ill with 12 months or less to live. The Surrender Charge may be waived only after:

1. We receive a request for waiver of Surrender Charges while the Contract and this rider are in force; and

2.  We receive a written statement signed by a Physician providing:

    a.  the diagnosis; and

    b. a statement that the medical condition of the Annuitant or the Owner is expected to result in death within 12 months; and

3.  Our right to a second opinion by a physician has been exercised or waived.

A second medical opinion may be requested at our expense. If the second opinion differs from the first, we will submit all medical information to an independent third party, and will rely on the third party's decision.

Surrender Charge Exception Due to Confinement in a Hospital or an In-Patient Nursing Home.

Confinement of the Annuitant.After the first Contract Year, a Surrender Charge will not apply to partial or total surrenders if we receive written proof that the Annuitant is (or was) confined in a Hospital or In-Patient Nursing Home, provided that:

1.  Such confinement was for a period of 30 consecutive days or more; and

2. The surrender request is made while the Annuitant is confined in such Hospital or Nursing Home, or within 30 days after discharge from such Hospital or Nursing Home.

Confinement of the Owner, Owner's Spouse or a Dependent.After the first Contract Year, a Surrender Charge will not apply to partial or total surrenders if we receive written proof that the Owner, the Owner's Spouse or a Dependent, as defined herein, is confined in a Hospital or In-Patient Nursing Home, provided that:

1.  Such confinement has existed for 30 consecutive days or more; and

2.  Such confinement is expected to continue on a permanent basis.

The term "Owner" means a natural person designated as Owner of the Contract to which this rider is attached. "Owner" also means a Joint Owner.

The term "Owner's Spouse" means the Owner's current spouse at the time of confinement.

The term "dependent" means a person who is related by blood, adoption or marriage to the Owner or the Annuitant, and who relies primarily on the Owner or Annuitant for his or her support.

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Surrender Charge Exception For Catastrophic Medical Expenses.

After the first Contract Year, the Owner may apply for waiver of Surrender Charges for a partial or total surrender equal to or less than the amount of Catastrophic Medical Expenses for which the Owner or Annuitant is responsible. To consider waiver of surrender charges under this provision, we must receive written proof satisfactory to the Company that the Owner or the Annuitant is responsible for payment of $50,000 or more of medical expenses:

1.  That have not been reimbursed;

2.  That are not subject to reimbursement; and

3. That are incurred during a 12 month period beginning after the first Contract Year.

Catastrophic Medical Expenses may have been incurred by the Annuitant, Owner, Owner's spouse or one or more dependents with the Owner or Annuitant being responsible for payment. Definitions of the terms "Owner", "Owner's Spouse" and "dependent" are located in the exception for Confinement in a Hospital or an In-Patient Nursing Home.

                                 Definitions

Physician

The term "Physician" means an individual who is licensed to practice medicine and treat illness or injury in the state in which treatment is received, and who is acting within the scope of that license. Physician does not include:

1.  The Annuitant;

2.  The Owner (or Joint Owner); or

3. A spouse, child, brother, sister, parent or grandparent of the Owner or the Annuitant.

Hospital

The term "Hospital" means an institution operated pursuant to law for the care and treatment of sick and injured persons. A Hospital must have facilities for diagnosis, surgery and 24 hour nursing services. Services may be provided in facilities on the Hospital premises or in facilities available to the Hospital by contract or agreement. The Hospital must be under the supervision of a duly licensed physician. The term "Hospital" will not mean or include:

1.  An In-Patient Nursing Home; or

2. An institution used mainly for psychiatric care, rest care, convalescent care, nursing care, care of the aged or care of drug addicts or alcoholics.

In-Patient Nursing Home

The term "In-Patient Nursing Home" ("Nursing Home") means an institution or special nursing unit of a Hospital which meets at least one of the following requirements:

1.  It is Medicare approved as a provider of skilled nursing care services; or

2. It is licensed as a skilled Nursing Home, or as an intermediate care facility by the state in which it is located, if such licensing is required; or

3.  It meets all the requirements listed below:

    a. It is licensed as a Nursing Home by the state in which it is located if such licensing is required;

    b. Its main function is to provide skilled, intermediate, or custodial nursing care;

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    c.  It is engaged in providing continuous room and board accommodations to
        3 or more persons;

    d. It is under the supervision of a registered nurse (RN) or licensed practical nurse (LPN);

    e.  It maintains a daily medical record of each patient; and

    f.  It maintains control and records for all medications dispensed.

Contract Provisions Applicable

This rider is subject to all the conditions and provisions of the Contract to which it is attached except as otherwise provided in this rider.

Consideration

The consideration for this rider is payment of the initial Purchase Payment for the base Contract. There is no charge for this rider.

The effective date of this rider is the Date of Issue of the Contract to which this rider is attached. This rider will terminate upon termination of the Contract.

                                                    /s/ROBERT S. CAUTHEN, Jr.
                                                    --------------------------
                                                    President

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